

10032117



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 26505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OGILVIE SECURITIES Advisors Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker, Suite 3025
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Hoag 312-355-5476
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Velma Butler & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

6 East Monroe Street, Suite 400 (Address) Chicago (City) Illinois (State) 60603 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Velma Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ogilvie Security Advisors Corporation, as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


OFFICIAL SEAL
DOUGLAS NIELSEN
Notary Public - State of Illinois
My Commission Expires Dec 08, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OGILVIE SECURITY ADVISORS CORPORATION

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ogilvie Security Advisors Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of Ogilvie Security Advisors Corporation (the Company) as of June 30, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ogilvie Security Advisors Corporation as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Velma Butler & Company, Ltd.

Velma Butler & Company, Ltd.
Chicago, Illinois

August 23, 2010

FINANCIAL STATEMENTS

OGILVIE SECURITY ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS		**2010**
		TOTAL
Cash	$	161,954
Concessions and Commissions Receivable		165,419
Receivable from Clearing Broker		42,719
Securities Owned		3,570
Deferred Income Tax		10,000
TOTAL ASSETS	$	383,662

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions Payable	$	191,136
Accounts Payable and Other		43,142
Deferred Rent Payable		7,976
TOTAL LIABILITIES		242,254
STOCKHOLDERS' EQUITY		
Preferred Stock		8,000
Common Stock		70,000
Additional Paid-in Capital		135,000
Retained Earnings		(71,592)
TOTAL STOCKHOLDERS' EQUITY		141,408
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	383,662

See accompanying notes to the financial statements.

OGILVIE SECURITY ADVISORS CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2010

REVENUE		**2010**
		TOTAL
Concessions and Commissions	$	8,367,049
Other		40,584
TOTAL REVENUE		8,407,633
EXPENSES		
Commissions		6,950,754
Personnel Expenses		681,876
Discretionary Fees		340,000
Regulatory Fees		139,299
Professional Fees		92,528
Insurance		36,501
Technology		90,555
Occupancy		81,169
Other Expenses		141,495
TOTAL EXPENSES		8,554,177
Income Before Deferred Income Expense		**(146,544)**
Deferred Income Tax Benefit		0
NET INCOME	$	**(146,544)**

See accompanying notes to the financial statements.

OGILVIE SECURITY ADVISORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2010

	Preferred[1] Stock	Common[2] Stock	Additional Paid-In Capital	Retained Earnings	TOTAL
Balance, Beginning of Year	$ 70,000	$ 8,000	$ 135,000	$ 74,952	$ 287,952
Net Income	-	-	-	(146,544)	(146,544)
Balance, End of Year	$ 70,000	$ 8,000	$ 135,000	$ (71,592)	$ 141,408

[1]$100 Par Value, 4,000 shares authorized, 700 shares issued and outstanding.
[2]No par value, $1 stated value, 100,000 shares authorized, 8,000 shares issued and outstanding.

See accompanying notes to the financial statements.

OGILVIE SECURITY ADVISORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		**2010**
Net Income	$	(146,544)
Loss on Securities		554
Defferred rent		(4,293)
Changes in:		
Concessions and Commissions Receivable		(86,452)
Receivable from Clearing Broker		18,039
Other Assets		20,000
Commissions Payable		94,491
Accounts Payable and Other		18,740
Net Cash Provided by Operating Activities		**(85,465)**
CASH FLOWS FORM INVESTING ACTIVITIES		
Securities Purchased		-
Proceeds from Securities Sold		106,973
Net Cash Proceeds From in Investing Activities		**106,973**
Decrease in Cash		21,508
Cash at Beginning of Year		140,446
Cash at the End of Year	$	**161,954**

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Nature of Organization

Ogilvie Security Advisors Corporation (the Company) is a registered broker-dealer, investment advisor and general agent that provides variable life and annuity contracts, investment company products, and other investment and general insurance services to individual and corporate clients located throughout the United States. The Company introduces customers on a fully disclosed basis to another broker.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Commissions earned on variable life and annuity contracts and related commission expense are recorded on the effective date of the contracts. Concessions and commissions earned on other securities transactions, including syndications and mutual funds, and related commission expenses are recorded on trade or transaction date, as appropriate.

Securities transactions and the related revenue and expenses are recorded on trade date. Securities owned are stated at fair value with the related changes in unrealized appreciation or depreciation reflected in other income.

Income Tax Status

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent of that realization of such benefits, in the opinion of management, is more likely than not.

Fair Value Measurements

Effective July 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*. Upon adoption of SFAS 157, the Company's statement of financial condition required no material adjustment. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Note 2 – Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continuted)

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs may be observable meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2. Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability.

Securities traded on a national securities exchange and money market funds are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy. Municipal bonds are valued based on quotations for other municipal bonds of comparable quality, maturity and quantity. These financial statements are classified as Level 2 in the fair value hierarchy.

The following summarizes the Company's assets and liabilities measured at fair value at June 30, 2010 using the fair value hierarchy of SFAS 157:

Description	Level 1	Level 2	Level 3	Total
Securities Owned				
Exchange traded stock	$ 3,570	$ -	$ -	$ 3,570

Note 3 – Related Party Transactions

The Company has an agreement with a company owned by the Company's common stockholders that provides for the affiliate to reimburse for certain shared costs of operations, including but not limited to employee compensation and benefits, office space, utilities, and administrative services. For the year ended June 30, 2010, the Company paid $994,478 for these costs and services. These costs are included within each respective expense categories on the statement of operations. The Company also paid discretionary fees of $340,000 to this affiliate for the year ended June 30, 2010.

Note 4 – Commitments and Contingencies

Pursuant to an expense sharing agreement with the affiliate, the Company incurred rent expense of $81,169 for office space for the year ended June 30, 2010. Also, included in rent expense are payments made pursuant to a noncancelable lease agreement. The Company has for office space that expires on July 31, 2011. At June 30, 2010, aggregate minimum annual commitments, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are $109,720 in 2011 and $9,166 in 2012.

Under a space sharing agreement, another affiliate also owned by the Company's common stockholders, is responsible for its fair allocation of rent under this lease, average 72 percent.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends claims arising from such matters and, in the opinion of management; their resolution will not result in any material adverse effect on the Company's financial position or results of operations.

Note 5 – Income Taxes

The company adopted FASB ASC 740, Income Taxes (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes). ASC 740 clarifies the accounting for income tax positions by prescribing a minimum threshold a tax position is required to meet before being recognized in the financial statements. This interpretation requires the Company to recognize in the financial statements tax positions determined more likely than not to be sustained upon examination, based on the technical merits of the position. At June 30, 2010 the Company had a net operating loss (NOL) carryforward of $146,544. A portion of such losses are available to offset future taxable income.

The total amount of unrecognized tax benefit at June 30, 2010 is as follows:

	Unrecognized Tax Benefit 2010
Beginning Balance	$ 10,000
Additions Related to Current Years' Tax Position	47,544
Additions Related to Prior Year's Tax Position	12,148
Reductions Related to Prior Years Tax Positions	(10,000)
Settlements With Tax Authorities	-
Ending Balance	$ 59,692

The additions and reductions in the tax benefit show in the table include effects related to net income and shareholders' equity, and timing differences for which ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Note 6 – Off-Balance-Sheet and Financial Instrument Risk

Securities transactions of customers are introduced to and cleared through the Company's clearing broker (Pershing LLC), on a fully disclosed basis, and under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to minimize the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with these guidelines is monitored daily and, accordingly, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Note 6 – Off-Balance-Sheet and Financial Instrument Risk (continued)

Amounts due from the clearing broker represent a concentration of credit risk. The Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business. The Company does not anticipate nonperformance by customers or it's clearing broker.

The Company maintains cash in bank accounts that, at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to significant credit risk on cash.

Note 7 – Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8 – Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "net capital" equal to 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at June 30, 2010, the Company had net capital and net capital requirements of approximately $113,059 and $50.000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

The Company is a member of the National Securities Clearing Corporation, and as a member, is required to maintain a minimum net capital of $50,000 in excess of the net capital requirements.

Note 9 – Subsequent Events

Management has evaluated subsequent events through August 23, 2010, the date these financial statements were issued. There are no subsequent events to disclose.

SUPPLEMENTAL INFORMATION

OGILVIE SECURITY ADVISORS CORPORATION

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1

JUNE 30, 2010

Schedule I

Total Stockholders' Equity		$ 141,408
Deductions and/or Charges:		
Receivables in Excess of Commissions Payable		15,670
Deferred Tax Benefit		10,000
Total Deductions and/or Charges:		25,670
Net capital before haircuts on securities		115,738
Haircuts on Securities		2,679
Net Capital		113,059
Greater of:		
Minimum Dollar Requirement	$ 50,000	
Minimum Required Net Capital - 6 2/3% of Aggregate Indebtedness	16,150	
		50,000
Excess net capital		$ 63,059
Aggregate indebtedness:		
Commissions payable		191,136
Accounts payable and other		43,142
Deferred rent payable		7,976
Total aggregate indebtedness		$ 242,254
Ratio of aggregate indebtedness to net capital		214%

OGILVIE SECURITY ADVISORS CORPORATION

Reconciliation of the Computation of Net Capital Herein with the Corresponding Unaudited Computation

JUNE 30, 2010

		Schedule II
Net capital as reported in the Company's corresponding unaudited FOCUS filling	$	113,059
Audit adjustments:		
None		-
Net Capital as per compulation herin	$	113,059

Computation for Determination of Reserve Requirements Under Rule 15c3-3

None; the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating to Possession or Control Requirements Under Rule 15c3-3

None; the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagrapp (k)(2)(ii) thereof.

VB&C VELMA BUTLER & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

MEMBER OF: THE AMERICAN INSTITUTE OF CPAs
THE ILLINOIS CPA SOCIETY

Independent Auditors' Report on Internal Control

To the Board of Directors
Ogilvie Security Advisors Corporation
Chicago, Illinois

In planning and performing our audit of the financial statements of Ogilvie Security Advisors Corporation (the Company) for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6 EAST MONROE, SUITE 400, CHICAGO, ILLINOIS 60603 OFFICE:(312) 419-1547 FAX: (312) 419-1798 EMAIL:VBANDC@AOL.COM

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course or performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control over financial reporting.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control over financial reporting.

Our consideration of internal control over financial reporting was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, finance committee, management, the SEC, the financial industry regulatory authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Velma Butler & Company, Ltd.
Chicago, Illinois

August 23, 2010